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                                                                   Exhibit 23.14

                               CONSENT OF EXPERTS

April 13, 2004

Steffen Robertson and Kirsten ("SRK") hereby consent to the use of the "Buckhorn Mountain Project Technical Report" (the "Report") and being named and identified as experts in connection with the Report in the registration statement on Amendment No. 1 to Form F-4 of Kinross Gold Corporation.

SRK confirms that we have read the registration statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
SRK Consulting (US) Inc.


/s/ Nick Michael
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Nick Michael
Project Engineer


/s/ Robert Klumpp
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Robert Klumpp
Principal